Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
tallyn@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

For Immediate Release

OPTIBASE TO PROVIDE END-TO-END IPTV SOLUTION TO LATTELECOM, LATVIA

Optibase partners with Hannu Pro to provide a state-of-the-art MPEG-4 H.264 system

HERZLIYA, Israel, and Riga, LATVIA, January 29, 2007 – Optibase Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions has successfully installed the Baltic’s first turnkey MPEG4 IPTV solution for Lattelecom, Latvia’s leading provider of information technology and telecommunications services.

Optibase will provide an advanced, end-to-end IPTV solution enabling Lattelecom to supply state-of-the-art interactive TV services based on the cutting edge MPEG-4 H.264 technology. In addition to streaming live TV channels, Lattelecom DSL users can form personal program sets, order TV shows and movies, create personal archives, select languages and to use internet and voice communications.

The end-to-end solution provided by Optibase, supported by local partner Hannu Pro, includes Optibase MPEG-4 Media Gateway platforms, middleware, VOD systems and encrypting technologies (CAS), as well as set-top-boxes for end user. A unique Advertising Server was developed by Optibase for this project. The Advertising Server allows Lattelecom to send personalized advertisements triggered by the user’s actions. The Carrier Grade solution ensure high reliability while provide the broadcast quality video at low MPEG-4 bit rates.

Mr. Janis Ligers, Acting Commercial Director of Lattelecom said, “We are pleased with our selection of Optibase as provider of our end-to-end IPTV solution. The system allows us to offer our users a wide variety of services at the highest quality. With Optibase driving our end-to-end IPTV solution, we are able to provide an excellent entertainment experience for our users.”

Udi Shani, Executive Vice President Sales, said, “Optibase is well equipped to provide comprehensive end-to-end IPTV solutions. At Lattelecom, we have combined high quality products from key players in the IPTV ecosystem with Optibase’s world-class integration, development and implementation services to ensure a high quality, reliable and cost-effective IPTV system.”

About Lattelecom

Lattelecom was established in 1994. 51% of its capital shares belong to the Republic of Latvia, while 49% belong to the consortium AS TILTS Communications. It is owned by Sonera Corporation Sonera Holdings B.V., 99.4% of shares in which belong to TeliaSonera AB.

Lattelecom is the leading provider of information technology and telecommunications services in Latvia. Number of users of Lattelecom DSL internet connections increased by 55% during the course of 2006 and reached the total number of 106,600 at year’s end.

The Lattelecom Group is made up of six companies – Lattelecom, Lattelecom Technology (previously MicroLink Latvia), Lattelecom BPO, Citrus Solutions and LSS. The group had turnover in 2005 of LVL 134.1 million (USD 236,820,000). During 2005 Lattelecom invested more than LVL 28.9 million (USD 51 million) in infrastructure development and modernisation.

For additional information about the Lattelecom Group, please visit www.lattelecom.lv.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.